Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Annual General Shareholder Meeting to Be Held on May 31, 2019.

ATENTO S.A.	Meeting Information

	Meeting Type:	Annual General Meeting

	For holders as of:	April 11, 2019

	Date: May 31, 2019	Time: 10:00 AM Central European Time

Location: The office of Arendt & Medernach SA
41A Avenue JF Kennedy
L-2082 Luxembourg

ATENTO S.A. 4 RUE LOU HEMMER L-1748 LUXEMBOURG FINDEL GRAND-DUCHY OF LUXEMBOURG RCS LUXEMBOURG B.185.761	You are receiving this communication because you hold shares in the company named above.
This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.
See the reverse side of this notice to obtain proxy materials and voting instructions.

—– Before You Vote —–

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:
NOTICE AND PROXY STATEMENT ANNUAL REPORT ON FORM 20-F	INDEPENDENT AUDITOR’S REPORT FINANCIAL STATEMENTS	LETTER TO SHAREHOLDERS
How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.
How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com
* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 17, 2019 to facilitate timely delivery.

–— How To Vote —–

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1.   Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

2.   Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

3.   Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;

4.   Allocation of the results for the financial year 2018;

5.   Renewal of the mandate and re-election of the Class II director of the Company for the three year term ending at the Annual General Meeting of Shareholders in 2022;

6.   Ratification of the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018;

7.   Ratification of the resignations of Ms. Melissa Bethell and Mr. Devin O’Reilly as directors of the Company and appointment of Mr. David Danon and Mr. Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018;

8.   Ratification of the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb as new Class II director, co-opted by the board of directors on January 18, 2019;

9.   Ratification of the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019;

10.  Discharge of liabilities granted to the directors of the Company in respect of the financial year 2018;

11.  Renewal of the mandate of the independent auditor of the Company; and

12.  Approval of fees and remuneration of members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, for the financial year ended on December 31, 2018 and for the financial year which will end on December 31, 2019 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.